FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 19, 2020

1.         DATE, TIME AND PLACE: on February 19, at 11:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.         AGENDA: (i) Analysis and discussion of the opinion of the Independent Auditors and the Summary Annual Report of the Company's Audit Committee on the Financial Statements for the year ended December 31, 2019; (ii) Analysis and deliberation on the Management Report and the Financial Statements for the period ended December 31, 2019; (iii) Analysis and deliberation on the management's proposal for issuing shares under the Company's stock option program and the respective capital increase.

5.         RESOLUTIONS: The Messrs. members of the Board of Directors examined the items on the Agenda and took the following resolutions unanimously and without reservation:

5.1       Analysis and discussion of the opinion of the Independent Auditors and the Summary Annual Report of the Company's Audit Committee on the Financial Statements for the year ended December 31, 2019: Mr. Luiz Nelson Guedes de Carvalho presented the Summarized Annual Report of the Company's Audit Committee for the year ended December 31, 2019, explaining to the members of the Board of Directors details about the technical qualification included by the independent auditors, regarding the private investigations conducted by Via Varejo S.A due to anonymous reports of alleged accounting irregularities. He stated that the Audit Committee is not aware of any elements that may indicate the need for any adjustments to the Company's Financial Statements. The Company´s Executive Board also recorded that the Company did not receive any information from Via Varejo S.A, after the publication of the Material Fact, about any elements that could corroborate the alleged anonymous complaints or indicate the need for adjustments to the Company's Financial Statements.

5.2       Analysis and deliberation on the Management Report and the Financial Statements for the period ended December 31, 2019: a presentation was made by Mr. Christophe Hidalgo about the Financial Statements for the year ended on December 31, 2019: a presentation was made by Mr. Christophe Hidalgo about the Financial Statements for the year ended on December 31, 2019. After the debates, the members of the Board of Directors, pursuant to the analyzes carried out by the Financial Committee and the Audit Committee, and the opinion of the Independent Auditors decided to approve the Company's Financial Statements for the year ended December 31, 2019, accompanied by the Management Report, the Report of the Audit Committee and the Opinion of the Independent Auditors, as well as their forwarding for resolution by the General Meeting of the Company's Shareholders, recommending them for approval. With regards to the technical qualification contained in the Independent Auditors' Report, the members of the Company's Board of Directors reaffirmed the position of the Management of Companhia Brasileira de Distribuição manifested, in December 12, a Notice to the Market, that the Financial Statements Financial of December 31, 2019 are properly and correctly presented. They also resolved to approve the following text proposed by the Company's Management to be inserted in the Management Report that will be part of the set to be published: The Company's Management was informed by the independent auditor about the need to include a technical qualification in its Report of the Independent Auditors. The Company´s Management fully ratifies the terms of the Communication to the Market, according to note 1.1 and trusts the withdrawal of the said qualification as soon as the private investigations in Via Varejo S.A are concluded, and;

5.3       Analysis and deliberation on the management's proposal for issuing shares under the Company's stock option program and the respective capital increase: Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B4, B5 and B6 of the Compensation Plan, and to Series C4, C5 and C6 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 1,340,207.79 (one million, three hundred and forty thousand, two hundred and seven reais and seventy nine centavos), by issuance of 37,777 (thirty seven thousand, seven hundred and seventy seven) preferred shares, whereas:

(i)                  6,367 (six thousand, three hundred and sixty seven) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 63.67 (sixty three reais and sixty seven centavos), due to the exercise of options from Series B4;

(ii)                8,782 (eight thousand, seven hundred and eighty two) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 498,641.96 (four hundred and ninety eight thousand, six hundred and forty six reais and ninety six centavos), due to the exercise of options from Series C4;

(iii)              7,692 (seven thousand, six hundred and ninety two) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 76.92 (seventy six reais and ninety two centavos), due to the exercise of options from Series B5;

(iv)              10,610 (ten thousand, six hundred and ten) preferred shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 664,292.10 (six hundred and sixty four thousand, two hundred and ninety two reais and ten centavos), due to the exercise of options from Series C5;

(v)                1,818 (one thousand, eight hundred and eighteen) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 18.18 (eighteen reais and eighteen centavos), due to the exercise of options from Series B6; and

(vi)              2,508 (two thousand, five hundred and eight) preferred shares, at the issuance rate of R$ 70.62 (seventy reais and sixty-two centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 177,114.96 (one hundred and seventy seven thousand, one hundred and fourteen reais and ninety six centavos), due to the exercise of options from Series C6.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,857,274,603.08 (six billion, eight hundred and fifty seven million, two hundred and seventy four thousand, six hundred and three reais and eight centavos), to R$ 6,858,614,810.87 (six billion, eight hundred and fifty eight million, six hundred and fourteen thousand, eight hundred and ten reais and eighty seven centavos) fully subscribed and paid for, divided into 268,035,201 (two hundred and sixty eight million, thirty five thousand, two hundred and one) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 168,355,350 (one hundred and sixty eight million, three hundred and fifty five thousand, three hundred and fifty) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, February 19, 2020. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 19, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.